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November 24, 2017

Hartford Funds NextShares Trust

690 Lee Road

Wayne, Pennsylvania

19087

Re:               Registration Statement on Form N-1A

Dear Sir or Madam:

As counsel for Hartford Funds NextShares Trust, a Delaware statutory trust (the “Trust”), we are familiar with the Trust’s initial registration statement on Form N-1A under the Securities Act of 1933, as amended (File No. 333-214842) and under the Investment Company Act of 1940, as amended (File No. 811-23215), and Pre-Effective Amendment No. 1 thereto (collectively, the “Registration Statement”) relating to the shares of beneficial interest (the “Shares”) of one series of the Trust (the “Fund”) to be issued and sold by the Trust.  We have examined such governmental and corporate certificates and records as we deemed necessary to render this opinion, and we are familiar with the Trust’s Agreement and Declaration of Trust and By-Laws.

Based upon the foregoing, it is our opinion that the Shares have been duly authorized and, when issued and sold at the public offering price contemplated by the Registration Statement and delivered by the Trust against receipt of the net asset value of the Shares, will be issued as fully paid and nonassessable Shares of the Trust.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement, to be filed with the U.S. Securities and Exchange Commission, and to the use of our name in the Registration Statement, unless and until we revoke such consent. In giving such consent, however, we do not admit that we are within the category of persons whose consent is required by Section 7 of the 1933 Act or the rules and regulations thereunder.

Very truly yours,

/s/ Dechert LLP

Dechert LLP